William C. Dockman Senior Vice President & Chief Financial Officer T +1 410.531.4558 Bill.Dockman@grace.com W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044

August 11, 2020

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Terence O'Brien, Accounting Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated July 23, 2020, regarding the review of the W. R. Grace & Co. Annual Report on Form 10-K for the fiscal year ended December 31, 2019, by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Our executive team and Disclosure Committee have considered your comment and set forth below is our response. We appreciate your review of our disclosure. For your convenience, we have reprinted your comment in italicized text below, immediately followed by our response in normal text.

Form 10-K for the year ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Note 10. Commitments and Contingent Liabilities
Other Legacy Matters, page 95

1.We note that you recorded pre-tax charges of $68.0 million in 2019 for the estimated costs of the new spillway for the Libby Dam. In light of the fact that these costs relate to the future permit renewal, please address the timing of your expense recognition. In addition, please tell us what consideration was given to ASC 410-30-25-17 and 25-18 in determining that such costs should not be capitalized. Refer to Example 5 in ASC 410-30-55-18 through 55-26.

Response:

As part of its former vermiculite mining operations in Libby, Montana, which were discontinued in 1990, Grace constructed a dam and spillway (KDID) to prevent vermiculite ore tailings from moving into nearby creeks and rivers. The KDID was built to proactively prevent environmental contamination, not in response to any environmental remediation obligation. The KDID is regulated by the Montana Department of Natural Resources and Conservation (DNRC). Grace has continually maintained the dam and spillway since its construction in 1971, and is required to obtain permit renewals with DNRC every 5 years. Grace submitted a permit application in March 2019, which contained a detailed inspection report from an independent engineering firm. The report noted there were long-term concerns over the existing spillway. The permit application was approved by DNRC subject to certain conditions, including that the spillway be reconstructed and operational.

Due to this stipulation in the permit approval, along with the findings included in the inspection report that was submitted with our permit renewal application, we determined that we had a present obligation as of March 31, 2019, in accordance with FASB Statement of Financial Accounting Concepts No. 6 for the estimated cost of the

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spillway construction since we are contractually obligated to perform this work as part of the permit application approved by DNRC.

In respect of the capitalization comment, we determined that ASC 410-30 is not applicable because while the KDID is part of property that is subject to a U.S. Environmental Protection Agency remediation project, the costs associated with renewal of the KDID permit are not costs related to environmental cleanup, but rather costs to ensure the KDID is structurally secure. As noted in our current disclosure, we ceased operations at the Libby mine site in 1990. As such, the book value of the dam was written-off at that time, as there were to be no further cash flows to support the asset value. Therefore, in accordance with FASB Statement of Financial Accounting Concepts No. 6, we have not capitalized the estimated costs to complete the construction of the spillway, since they are not recoverable.

Please contact me at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ William C. Dockman

William C. Dockman
Senior Vice President and Chief Financial Officer

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